Exhibit 12

CARNIVAL CORPORATION & PLC
Ratio of Earnings to Fixed Charges

	Three Months Ended
	February 28,
(in millions, except ratios)	2018	2017
Net income	$391	$352
Income tax expense, net	—	2
Income before income taxes	390	354
Fixed charges
Interest expense, net of capitalized interest	48	51
Interest portion of rent expense (a)	5	5
Capitalized interest	8	6
Total fixed charges	61	62
Fixed charges not affecting earnings
Capitalized interest	(8)	(6)
Earnings before fixed charges	$443	$410
Ratio of earnings to fixed charges	7.3	6.6

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.